This offering is not live or open to the public at this moment.

Organiponic, Inc.

Farm-to-table just got a whole lot closer.

Share this page and earn up to $40,000

● Small OPO	⌂ Austin, TX	🏷 Consumer Products
0	$0	$50k
Reservations	Raised	Reservation Goal

0% funded with 93 days left

Company (/startup/organiponic?preview=true)   **Team (/startup/organiponic/team?preview=**



()
Pick to eat! We're looking to revolutionize healthy eating through one easy-to-use appliance. We promote high-quality food, grown without pesticides, through our sustainable home-grow technology. We provide people the op...

(read more ())

www.organiponic.com (www.organiponic.com)

f (https://www.facebook.com/OrganiponicSystem/)
🐦 (https://www.twitter.com/@organiponic)
📷 (https://www.instagram.com/organiponicsystem)

SHARE ()

Let's revolutionize healthy eating
with an appliance.



Our Mission

We aim to promote clean, sustainable, better-quality eating by providing people the opportunity to grow greens and herbs in their homes year-round. Like the microwave and the coffee maker, we believe our home-grow system will soon become an integral part of kitchens across the country.

Our Opportunity

$6 shares | 166,666 available shares
$1M goal of funding
If you invest, you're betting the company is worth $7.3M.*

- With funding, we anticipate a full consumer launch in March 2017, and a pre-launch in December 2016.
- Our revenue model is created to expand profit margins year-to-year.

Investor Benefits

$120 — 20 shares
$600 — 100 shares + 30% Organiponic system discount
$1,200 — 200 shares + Free Organiponic system
$1,800 — 300 shares + Free Organponic system + Free LED lighting kit

Our Industry

In 2015, organic food sales reached an all-time high of $43.3 billion. You've probably felt the surge of interest in the healthy eating market firsthand—bumping into other health-conscious eaters at your farmers' market (the number of which in the U.S. has doubled in the last decade) or chalking up more cash than you anticipated at an organic

SHARE ()

grocer. For millions of Americans, eating farm-to-table is quickly becoming an important yet burdensome priority.

But now, with the advent of the Organiponic in-home grow systems, farm and table are one in the same.

In the next 5-8 years, we estimate 20 million people in the U.S. will purchase an in-home grow system like ours. By selling our systems at manageable prices, we're hoping to attract 1 million Organiponic system owners in the next five years. And then, to sustain our consumers' interest, we will sell subscription-based "grow kits" that provide for quality lettuces, greens, and herbs grown throughout the year.

To grow and eat your own produce, you no longer need a backyard, you don't need perfect weather conditions, and thanks to Organiponic systems, you don't need to spend lot of money. Join us as we transform the ways people garden, cook, and eat!

Market Potential

Competitors within our small, burgeoning category have seen over 200% growth in the last two years. Prospective consumers are varied and passionate, including:

SHARE ()

System Highlights

SHARE ()

After extensive research in our Austin, Texas headquarters, we determined traditional hydroponic systems face many challenges: high price points, poor usability, cumbersome sizings, unappealing visual designs, and burdensome clean-up and maintenance duties. We have spent the last few years developing, enhancing, and refining our product line to meet the needs of the end user. Our systems were designed to be simple, and we know that you will love them!

Systems

- Each unit sustains 12-24 plants at a time, compared the 4-8 of most competitors.
- Patent-pending grow pockets are designed to improve plant growth by creating more root exposure to the aeroponic nutrient spray.
- Sold at discount prices! Prices are discounted below $299-$349 (MSRP). Competitors price at an inaccessible $500-$1000+.
- Five minute set-up process.
- Easy maintenance and clean up — five to ten minutes once every month.
- Sleek, appealing, non-obstructive design.
- Systems come with an app for iOS and Android that helps track your growth.

Grow Kits

Organiponic follows the same revenue model as companies which sell printers / ink cartridges or razors / razor blades. For us, it's systems and seeds!

We offer our systems at a discount, but then earn high margins by offering seed and seedling "grow kits" to existing customers. With this business model, our profit margins grow in lockstep with the adoption of our systems.

SHARE ()

- Systems provide a base revenue, which will increase in the first five years.
- Ancillary products (grow kits) provide sustainable monthly revenue, with an average price of $10.99 per month per unit.
- Additional products like LED lighting kits, seeds, seedlings, and cleaning supplies will supplement further growth.
- Reorders of all products can be done conveniently through the Organiponic app.

"Every once in awhile, I wonder why I am a diabetic (type II). I'm healthy, I work out, and I have little or no history of diabetes in my family history. In addition, I also became allergic to gluten (diagnosed with Celiac disease). My life, the things I do, and my diet, changed almost overnight.

Life took on a whole new meaning. Living healthy and eating right, and more so, finding a way to help others eat healthy became my passions in life. That is why I built Organiponic, Inc., and that is why I want you to join me.

We want you to join us in this journey because we understand that you will be the ones that help bring Organiponic systems to the world. We know our earliest adopters will become our greatest brand evangelists, and so we think you deserve to share in the rewards.

We believe there is no better marketing than a strong customer endorsement. Every time you show off your beautiful new Organiponic system with friends and family, our message will spread. More importantly, every time you share our product, the value of your investment will grow. Join us today!"

-Andy Dewey
Organiponic, Inc. CEO and Founder

Use of Proceeds

	Target Offering Met	Maximum Offering Met
Total Proceeds:	$49,998	$999,996
Less: Offering Expenses		
StartEngine Fees	$2,500	$50,000
FundAmerica Fees(1)	$2,400	$4,000
Professional Fees(2)	$8,000	$8,000
Net Proceeds	$37,098	$937,996
Use of Net Proceeds:		
Development	$7,089	$425,000
Marketing	$20,000	$260,000
Salaries and general administrative	$10,000	$121,000
Intellectual property	$0	$10,000
Professional fees	$0	$10,000
Working Capital (3)	$0	$111,996
Total Use of Net Proceeds	$37,098	$937,996

SHARE ()

Irregular Use of Proceeds: Up to $50,000 for the marketing and promotion of this campaign has been advanced to the Issuer by StartEngine as part of its Marketing FundAdvance Program, to be recouped by the Issuer regardless of campaign success. All advanced funds will be used in direct support of this campaign and will be verified by StartEngine.

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

---

*We have not undertaken any efforts to obtain a third party valuation of the company. The price of the common stock merely reflects the opinion of our CEO as to what a fair value would be. We have determined the valuation using the Venture Capital Method (VC Method) assuming no subsequent investment, and therefore no dilution. Pre-money Valuation = Terminal Value ÷ Anticipated ROI minus investment. We have calculated the Terminal Value as 6 times projected EBITDA in Year 5, and used 8 timesAnticipated ROI for year 5, or (EBITDA of $11,197,593 X 6) / 8 ROI) = $8,398,195. We then subtract the estimated funds raised in this offering of $1,000,000 to come up with a valuation of - $7,398,195 (discounted down to $7,286,800 or a pre-funded share price of $6.00/share)

About

Blog (http://blog.startengine.com/)

About Us (/about)

How It Works (/how)

FAQs (https://help.startengine.com)

Connect

Facebook (https://www.facebook.com/pages/StartEngine/728579673872142)

Twitter (https://twitter.com/StartEngineLA)

Careers (https://jobs.lever.co/startengine)

LinkedIn (https://www.linkedin.com/company/startengine)

Instagram (https://www.instagram.com/startenginela/)

Join

Edit My Campaign (/campaign)

Investors (/account)

Legal

Terms of Use (/terms)

Privacy Policy (/privacy)

Section 17(b) Disclosure (/section-17-b-disclosure)

Disclaimer (//startenginebetadev.s3.amazonaws.com/produc 977106d19383fd30f7b5e71858654b53.pdf)

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

SHARE ()

This offering is not live or open to the public at this moment.

Organiponic, Inc.

Farm-to-table just got a whole lot closer.

● Small OPO   ⌂ Austin, TX   🏷 Consumer Products

0	$0	$50k
Reservations	Raised	Reservation Goal

0% funded with 93 days left

Company (/startup/organiponic?preview=true)   **Team (/startup/organiponic/team?preview=tr**

Will Shepherd

TEAM MEMBER

Sourav Nandy

TEAM MEMBER

Gary Krystopik

TEAM MEMBER

Jon Martin

TEAM MEMBER

SHARE ()

Company (/startup/organiponic?preview=true)   **Team (/startup/organiponic/team?preview=tr**

Andrew Dewey

CEO/CFO

20%+ Partner

About

Blog (http://blog.startengine.com/)

About Us (/about)

How It Works (/how)

FAQs (https://help.startengine.com)

Connect

Facebook
(https://www.facebook.com/pages/StartEngine/728579673872142)

Twitter (https://twitter.com/StartEngineLA)

Careers (https://jobs.lever.co/startengine)

LinkedIn
(https://www.linkedin.com/company/startengine)

Join

Edit My Campaign (/campaign)

Investors (/account)

Legal

Terms of Use (/terms)

Privacy Policy (/privacy)

Instagram
(https://www.instagram.com/startenginela/)

Section 17(b) Disclosure (/section-17-b-
disclosure)

Disclaimer
(//startenginebetadev.s3.amazonaws.com/produc
977106d19383fd30f7b5e71858654b53.pdf)

SHARE ()

Company (/startup/organiponic?preview=true)   Team (/startup/organiponic/team?preview=tr

This offering is not live or open to the public at this moment.

Organiponic, Inc.

Farm-to-table just got a whole lot closer.

● Small OPO	🏠 Austin, TX	🏷 Consumer Products
0	$0	$50k
Reservations	Raised	Reservation Goal

0% funded with 93 days left

Company (/startup/organiponic?preview=true)   **Team (/startup/organiponic/team?preview=**

Offering Terms

Offering Size: Minimum $49,998; Maximum $999,996

Securities Offered: Common Stock

Cost per Common Share: $6.00

Available Common Shares: 166,666

Minimum Investment: $120

Common Shares Outstanding Pre-Offering: 1,214,459

Common Shares Outstanding Post-Offering: 1,381,125

Annual Report

View Organiponic, Inc.'s Annual Report (http://www.organiponic.com)

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$18,834.00	USD	$0.00	USD
Cash & Cash Equivalents	$13,563.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD

Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$47,000.00	USD	$0.00	USD
Revenues / Sales	$251.00	USD	$0.00	USD
Costs of Goods Sold	$3,339.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$102,394.00	USD	$0.00	USD

SHARE ()

Finances

Balance Sheet

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/balance_sheet/Organiponic_Accounti
8-2016.pdf)

Income Statements

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/income_statements/Organiponic_Acc
8-2016.pdf)

Statement of Cash Flow

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/statement_of_cash_flow/Organiponic_
8-2016.pdf)

Statement of Changes in Equity For Past 2 Years

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/statement_of_equity_changes_past_2

Anticipated Business Plan

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/anticipated_business_plan/OS_Busine
2016.pdf)

Any Related Party Transaction

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/any_related_party_transaction/Any_R

Description of Intended Use of Proceeds

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/description_of_intended_use_of_proc
27.pdf)

Ownership and Capital Structure

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/ownership_and_capital_structure/Ow

Material Terms of Any Indebtedness

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/material_terms_of_any_indebtedness

Financial Condition

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/financial_condition/Financial_Conditic
_Management_Discussion_10-28_1_.pdf)

Background of Directors and Officers

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/background_of_directors_and_officers

SHARE ()

Independent Accountant's Review

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/independent_accountants_review/Or
8-2016.pdf)

Any Events Triggering Disqualification

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/any_events_triggering_disqualificatior

Certificate of Incorporation

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/file/Organiponic_-
_Certificate_of_Incorporation.pdf)

Video Transcript

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/file/Organiponic_Script_.pdf)

Organiponic Offering Circular

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/organiponic/documents/file/Organiponic_-
_Offering_Circular_-_Exhibitv3_.pdf)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk associated with **Organiponic, Inc.**:
RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should

carefully consider the specific factors listed below, together with the other information included in this

offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any significant revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may

increase the risk of your investment. We were formed in April 2015, and we have not yet begun producing or delivering our products. To date, our revenue is limited to sales of produce of approximately $11,000, which was a byproduct of the testing of our systems at an R&D greenhouse. We plan to launch our first products in the consumer marketplace in the first quarter of 2017. Although we believe our hydroponic growing systems are superior to systems already available, there is no guarantee our systems will be accepted by consumers, or that we will ever generate any significant revenue.

SHARE ()

There are limited sales channels for our products.

As an early stage company, we must rely mostly on our online website and selected other online ecommerce websites, social media, select catalogs, small brick & mortar stores, and word-of-mouth for sales. Although, we believe we have a credible sales and marketing strategy, there is no guarantee we will successfully establish these sales channels or reach profitability.

We rely on seasonal sales.

If our sales follow similar trends as some of our competitors, we must rely on most of our sales

occurring during a 3-5 month window, and limited sales for the remainder of the year. We may not have

sufficient funds to build our inventory to meet sales expectations.

Our systems may fail to perform as intended.

Although the systems and propagation process used in our products are designed to provide

consumers with an easy way to grow their own produce, if directions are not precisely followed, plants may fail to produce, leaving the consumer disgruntled, which may lead to bad reviews and a damaged reputation.

We may not be able to obtain adequate financing to continue our operations.

We may need to raise additional funds through the issuance of equity, equity-related, or debt

securities or through obtaining credit from financial institutions. We are currently in the process of applying for a Small Business Administration Loan. This capital will be necessary to fund ongoing operations, continue research, development and design efforts and establish a sales team. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future.

Your rights and the value of your investment in the common stock could be reduced. Interest on debt

securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of common stock. In addition, if we need to raise more equity capital from the sale of common stock,

institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price of our common stock.

We may encounter design and engineering delays.

Certain components of our growing systems, such as the outer basin (skirt) have yet to be developed.

Although, not a complex part, the finished product may be delayed due to delays in design and engineering. In addition, we have yet to identify manufacturers for certain parts and there is no certainty that we will find the right manufacturer and at a price that fits into our cost model, which may further delay the launch of our products. In addition, we may need to seek manufacturing firms outside the United States to build the injection molds necessary for some of our parts due to cost limitations. We may have to rely on manufacturers from China or India, or other countries, which could result in additional delays on any molds and push back the initial delivery of our products and our generation of revenues.

SHARE ()

We rely on outside manufacturers for component parts.

We expect to contract outside manufacturers for most of the parts of our systems, including grow

panels, side panels, timing systems, nutrients and substrates. Any delay on parts or other products will delay delivery of systems to our customers. In addition, if we were to scale up our operations, it remains to be seen if such suppliers can keep up with our demand. Any failure by suppliers to meet demand, or any requirements for us to source components from an alternative supplier, could hamper our growth prospects.

Demand is uncertain.

We are uncertain of the actual demand for our products. The lack of demand may materially and

adversely affect our business prospects, operating results and financial condition.

Our success is highly dependent on our current management.

Our success is highly dependent on Andrew Dewey, our founder and Chief Executive Officer. The

loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Mr. Dewey.

The Company must hire and train personnel in production and processing/fulfillment.

We may find it difficult to hire and train personnel necessary to operate all aspects of our business

on a timely and efficient manner. If we are unable to do so, it could materially and adversely affect our

business prospects, operating results and financial condition.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are

not sure the Company will be able to succeed as a business without additional financing. The Company has not realized any significant revenue, and has sustained a loss of $99,508 during the first nine months of its operation. The Company's failure to raise capital could have a negative impact on not only its financial condition but also its ability to execute its business plan.

Risks of Borrowing.

We may have to seek loans from financial institutions. In fact, we are currently in the process of

applying for a Small Business Administration Loan. Typical loan agreements might contain restrictive

covenants which may impair the Company's operating flexibility, including, but not limited to, its ability to pay dividends. In addition, a default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management

team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds

described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

SHARE ()

Control by majority stockholder.

The Company's sole director and majority owner is Andrew Dewey. Investors will not be able to

control the management of the Company.

Limited transferability and liquidity.

Each Investor agrees that it will acquire our common stock for investment purposes only and not with

a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our

common stock and no market is expected to develop.

Projections: Forward Looking Information.

Management has prepared projections regarding our anticipated financial performance. Our projections are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures.

Because this transaction is a private offering and not registered under the U.S. Securities Act of

1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the

"SEC") or the state securities regulators. Review may have resulted in additional disclosures by the

Company.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS

FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS

UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS

UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT

SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY

MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO

AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM

REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT

SATISFACTORY TO THE COMPANY.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS

THAT COULD BE IMPORTANT.

SHARE ()

About

Blog (http://blog.startengine.com/)

About Us (/about)

How It Works (/how)

FAQs (https://help.startengine.com)

Connect

Facebook (https://www.facebook.com/pages/StartEngine/728579673872142)

Twitter (https://twitter.com/StartEngineLA)

Careers (https://jobs.lever.co/startengine)

LinkedIn (https://www.linkedin.com/company/startengine)

Instagram (https://www.instagram.com/startenginela/)

Join

Edit My Campaign (/campaign)

Investors (/account)

Legal

Terms of Use (/terms)

Privacy Policy (/privacy)

Section 17(b) Disclosure (/section-17-b-disclosure)

Disclaimer (//startenginebetadev.s3.amazonaws.com/produc
977106d19383fd30f7b5e71858654b53.pdf)

IMPORTANT MESSAGE: www.StartEngine.com (the “Site”) is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. Neither the Site not StartEngine Crowdfunding is a FINRA member.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section (https://startengine.zendesk.com/hc/en-us).Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain “forward looking statements” which are not guaranteed. All investors should make their own determination of whether or not to make any investment,

based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

SHARE ()

CLIENT: Organiponic

LENGTH: 60 - 90 Seconds

SCRIPT:
Mankind has lost touch with food. What we used to plant, harvest, and prepare has been replaced by something we just consume. I want to change the way the world grows food, and I want to make it easy.
Title: "Andrew Dewey, Innovator"
Right now, you probably buy your food from a grocery store. You pay to purchase old food, food that's been treated with pesticides and chemicals. In America, 50% of all produce is thrown away. That's an incredible amount of waste!
I wanted to create a system that allows everyone to eat fresh food every day. Most people want food that's fresh. More and more want food that's local. Well, what's more local than your own kitchen?

Say hello to the newest member of your countertop - Organiponic.

I know you're not a farmer, so I've focused on making this simple. Growing your own produce is no longer reserved for the experienced grower. It's for everyone. Grow produce, year-round right in your kitchen. It's never been more convenient to add fresh lettuces, greens, and herbs to your everyday meals.
Organiponic units grow food from seed to harvest in your own home, using 90% percent less water and reducing the cost of growing by over 70%. Organiponic is so affordable, most units pay for themselves in about 10 months and there's no need for pesticides when you're the grower. With Organiponic, you can feed your family, knowing the food from your home is safe and healthy.
We'll deliver a grow kit to you every month. Just add the seedlings to the plant panel and our app will instruct you when to add nutrients and when to clean. Farm to table just got a lot closer. Help me simplify the way we grow food. Organiponic.